Mail Stop 3561

October 23, 2008

Kenneth D. Tuchman, Chief Executive Officer
TeleTech Holdings, Inc.
9197 South Peoria Street
Englewood, Colorado  80112

>    **Re:    TeleTech Holdings, Inc.**
>    **Correspondence Submitted on October 13, 2008 Regarding**
>    **Annual Report on Form 10-K for the Year Ended December 31, 2007**
>    **Filed July 16, 2008**
>    **File No. 1-11919**

Dear Mr. Tuchman:

We have reviewed your filing and have the following comments.  You should comply with the comments in all future filings, as applicable.  Please confirm in writing that you will do so and also explain to us how you intend to comply by providing us with your proposed disclosure.  If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.  Please be as detailed as necessary in your explanation.  After reviewing this information, we may raise additional comments.

Item 9A. Controls and Procedures, page 64

1. We note your response to comment 4 in our letter dated September 29, 2008.  In that response, you state that you will disclose whether your principal executive and financial officers concluded that your disclosure controls and procedures are "effective at a reasonable assurance level or are not effective."  In future filings, if true, please confirm also that you will state that your disclosure controls and procedures are not effective at the reasonable assurance level for which they were designed.

Compensation Discussion and Analysis, page 73

2. We note your response to comment 7 in our letter dated September 29, 2008.  In that response, you state that you have disclosed the compensation committee's policies regarding stock option grants under the "Equity-based compensation accounting" sub-heading of your response to comment 6 in our letter dated September 29, 2008.

However, it appears that your response discusses only your compensation committee's policies and practices regarding how it accounts for stock option grants, and not whether the compensation committee has any formal procedures regarding how it grants stock options to employees.  In future filings, please clarify whether the compensation committee has formalized any procedures for granting stock options. In this regard, please address the fact that the first two bullet points under the "Equity-based compensation accounting" sub-heading seem to indicate that the compensation committee does not have to approve all equity awards.

The Role of Cash Compensation, page 78

3.  We note your response to comment 8 in our letter dated September 29, 2008.  In that response, you state that you use objective financial criteria in determining your contributions to fund the incentive benefit pool from which you pay performance-based cash incentives and discretionary cash bonuses to individual executives based on completely subjective criteria.  Also, you state that you will not report any specific forward-looking targets or goals with respect to the quantified objective financial criteria, if any, upon which you rely to fund the incentive benefit pool.  Please tell us why you believe that disclosure of that information would result in competitive harm such that the information could be excluded under Instruction 4 to Item 402(b).  If disclosure of the performance-related factors would cause competitive harm, please discuss how difficult or how likely it will be for you to achieve the target levels or other factors.  Please also discuss any discretion that may be exercised in granting awards absent attainment of the stated performance goals.  Please see Instruction 4 to Item 402(b) of Regulation S-K.

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Please respond to our comments within 10 business days, or tell us by that time when you will provide us with a response.  Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Scott Stringer, Staff Accountant, at (202) 551-3272 or Donna DiSilvio, Senior Staff Accountant, at (202) 551-3202 if you have questions regarding comments on the financial statements and related matters.  Please contact John Fieldsend, Attorney-Adviser, at (202) 551-3343 or me at (202) 551-3725 with any other questions.

Sincerely,


H. Christopher Owings
Assistant Director